SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SMART FOR LIFE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83204U509

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83204U509	13G/A	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Ionic Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 203,268 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 203,268 (1)(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,268 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The number of shares of common stock, par value $0.0001 per share, of the issuer (the “Common Stock”), beneficially owned by the reporting persons disclosed in this Amendment No. 3 to Statement on Schedule 13G (this “Amendment”) reflects (i) the one-for-three reverse stock split of the Common Stock, effective August 2, 2023, and (ii) the subsequent one-for-three reverse stock split of Common Stock, effective October 27, 2023.
(2)	As more fully described in Item 4 of this Amendment, such shares and percentage do not give effect to the shares of Common Stock issuable upon full exercise of certain Common Stock purchase warrants, which exercises are subject to a 9.99% beneficial ownership blocker. and Series A purchase warrants owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker.

CUSIP No. 83204U509	13G/A	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Ionic Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 203,268 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 203,268 (1)(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,268 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The number of shares of Common Stock beneficially owned by the reporting persons disclosed in this Amendment reflects (i) the one-for-three reverse stock split of the Common Stock, effective August 2, 2023, and (ii) the subsequent one-for-three reverse stock split of Common Stock, effective October 27, 2023.
(2)	As more fully described in Item 4 of this Amendment, such shares and percentage do not give effect to the shares of Common Stock issuable upon full exercise of certain Common Stock purchase warrants indirectly owned by the reporting person, which exercises are subject to a 9.99% beneficial ownership blocker, and Series A purchase warrants indirectly owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker.

CUSIP No. 83204U509	13G/A	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 203,268 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 203,268 (1)(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,268 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The number of shares of Common Stock beneficially owned by the reporting persons disclosed in this Amendment reflects (i) the one-for-three reverse stock split of the Common Stock, effective August 2, 2023, and (ii) the subsequent one-for-three reverse stock split of the Common Stock, effective October 27, 2023.
(2)	As more fully described in Item 4 of this Amendment, such shares and percentage do not give effect to the shares of Common Stock issuable upon full exercise of certain Common Stock purchase warrants indirectly owned by the reporting person, which exercises are subject to a 9.99% beneficial ownership blocker, and Series A purchase warrants indirectly owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker.

CUSIP No. 83204U509	13G/A	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 203,268 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 203,268(1)(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,268(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The number of shares of Common Stock beneficially owned by the reporting persons disclosed in this Amendment reflects (i) the one-for-three reverse stock split of the Common Stock, effective August 2, 2023, and (ii) the subsequent one-for-three reverse stock split of the Common Stock, effective October 27, 2023.
(2)	As more fully described in Item 4 of this Amendment, such shares and percentage do not give effect to the shares of Common Stock issuable upon full exercise of certain Common Stock purchase warrants indirectly owned by the reporting person, which exercises are subject to a 9.99% beneficial ownership blocker, and Series A purchase warrants indirectly owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker.

CUSIP No. 83204U509	13G/A	Page 6 of 10 Pages

This Amendment No. 3 to Statement on Schedule 13G (“Amendment No. 3”) amends and supplements the Statement on Schedule 13G, filed by the reporting persons with the U.S. Securities and Exchange Commission (“SEC”) on December 21, 2022 (the “Schedule 13G”), as amended and supplemented by Amendment No. 1 to the Schedule 13G, filed by the reporting persons on February 13, 2023 (“Amendment No. 1”) and Amendment No. 2 to the Schedule 13G, filed by the reporting persons with the SEC on June 6, 2023 (“Amendment No. 2” and together with Amendment No. 1, the “Amendments”).

The purpose of this Amendment No. 3 is to update the beneficial ownership information on the cover pages and in Item 4 in each of the Schedule 13G and the Amendments, as well as to amend Item 2(e) in each of the Schedule 13G and the Amendments.

Item 1(a). Name of Issuer:

Smart for Life, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 990 S Rogers Circle, Suite 3, Boca Raton, FL 33487.

Item 2(a). Names of Persons Filing:

(i) Ionic Ventures LLC, a California limited liability company (“Ionic”);

(ii) Ionic Management, LLC, a Delaware limited liability company (“Ionic Management”);

(iii) Keith Coulston (“Mr. Coulston”); and

(iv) Brendan O’Neil (“Mr. O’Neil”).

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed as Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on December 21, 2022, pursuant to which such Reporting Persons have agreed to file this Amendment No. 3 and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 3 should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore Street, Suite 256, San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. Coulston and Mr. O’Neil is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which the Schedule 13G and this Amendment No. 3 relates is the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e). CUSIP Number: 83204U509

CUSIP No. 83204U509	13G/A	Page 7 of 10 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 3 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 1,831,453 shares of Common Stock outstanding as of December 13, 2023, as reported in the Issuer’s Registration Statement on Form S-1, filed with the SEC on December 15, 2023, and (ii) 203,268 shares of Common Stock issuable upon exercise of (x) certain common stock purchase warrants held by Ionic, which further exercises thereof are subject to a 9.99% beneficial ownership blocker (the “Blocker”), and (y) certain Series A purchase warrants held by Ionic exercisable for up to 667 shares of Common Stock, which further exercises thereof are subject to a 4.99% beneficial ownership blocker ((x) and (y) together, the “Warrants”).

Ionic holds the Warrants exercisable for up to an aggregate of 357,793 shares of Common Stock, of which 154,525 shares are not deemed beneficially owned by Ionic as a result of the triggering of the Blocker, which prohibits Ionic from exercising the Warrants if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% or 9.99%, as applicable, of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise.

Ionic is the beneficial owner of 203,268 shares of Common Stock (the “Shares”). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O’Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O’Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O’Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 83204U509	13G/A	Page 8 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 83204U509	13G/A	Page 9 of 10 Pages

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	IONIC VENTURES, LLC

By: Ionic Management, LLC
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston

CUSIP No. 83204U509	13G/A	Page 10 of 10 Pages

 EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to the statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: February 12, 2024	IONIC VENTURES, LLC

By: Ionic Management, LLC,
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston